

September 9, 2011

Alexandre Clug
Chief Operating Officer
PanAm Terra, Inc.
900 Biscayne Blvd., Suite 3307
Miami, FL 33132

     **Re:**    **PanAm Terra, Inc.**
              **Registration Statement on Form 10-12G**
              **Filed April 29, 2011**
              **Supplemental Response Received August 22, 2011**
              **File No. 000-54375**

Dear Mr. Clug:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.     We note your response to comment 1 of our letter dated May 27, 2011. You are currently delinquent in satisfying your reporting obligations under the Exchange Act of 1934. Please note that we will not be in a position to complete our review during your delinquency.

2.     We note your response to several comments that you will amend this registration statement after we have completed our review. Please revise your registration statement in response to our prior comments and the comments included in this letter.

Business

3.  We note your responses to comments 16 and 29.  Please define your use of the term "spin-off."  Considering you acquired 100% of Fortress in November of 2006 and "spun it off" less than 4 months later, please revise to clarify the purpose of the transaction.  Also, clarify whether you disposed of Fortress prior to closing on the acquisition by issuing the 2,545,310 shares and whether you were delinquent in issuing the shares to Fortress in May of 2011.

Our Business Plan, page 10

4.  Please revise to specifically disclose that management does not have significant experience in acquiring and managing farmland and currently does not have a network in place to acquire such farmland, if true.

5.  We note your response to comment 10 regarding the lack of regulatory limits on foreign ownership.  Please note that a lack of ownership limits does not clarify whether there are any regulations that govern foreign ownership.  Please revise to provide such clarification.  In addition to your discussion of foreign ownership regulations, please revise to discuss the regulatory environment of your proposed business, if any.

6.  We note your proposed revised disclosure in response to comment 18 and the disclosure currently on page 11 and elsewhere that, as part of your business plan, you intend to exchange your common stock for land.  Please tell us why the issuance of additional common stock is not included as a milestone.  Also please tell us if you will rely on an exemption from registration when exchanging your shares for land.

7.  We note your disclosure currently on page 11 of your registration statement which states that you acquire land through cash, seller-financing, and equity.  We also note your statement that "[t]his flight capital may constitute a part of any estate or survival plan for a Latin American family."  Please revise to clarify what you mean by this statement.

Risk Factors

 "We will not be able to acquire farmland and initiate operations until we raise significant funds," page 14

8.  We note your response to comment 18 in our letter dated May 27, 2011 and that you intend to meet your short-term cash needs through obtaining loans or other investment from business associates of your management.  Please expand this risk factor to discuss the potential that you may be unable to meet your short-term cash needs because you may be unable to find willing lenders or management's business associates may be unwilling to invest in your business.

<u>Recent Sales of Unregistered Securities, page 25</u>

9.      We note your response to comment 16 in our letter dated May 27, 2011.  Please update this section to reflect the issuance of shares to Fortress Technology Systems, Inc.


        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Rakip at (202) 551-3573 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters.  Please contact Adam Turk at (202) 551-3657 or Duc Dang at (202) 551-3386 with any other questions.

                                                Sincerely,

                                                /s/ Tom Kluck

                                                Tom Kluck
                                                Legal Branch Chief


cc:     Robert Brantl
        *Via E-mail*